Kinross Gold achieves record Fourth Quarter and
Full-year results

Full-year revenue increases to $906 million and earnings per share to
$0.47, production ahead of target and operating cash flow more than doubles

Toronto, Ontario, February 21, 2007 – Kinross Gold Corporation (TSX-K; NYSE-KGC) (“Kinross”, “Kinross Gold” or the “Company”), today announced its unaudited results for the fourth quarter and year ended December 31, 2006.

(This news release contains forward looking information that is subject to risk factors and assumptions as set out in our Cautionary Statement on Forward-Looking Information located on page 11 of this news release. All dollar amounts in this release are expressed in U.S. dollars, unless otherwise noted)

Highlights

•	Gold equivalent production was 362,028 ounces in the fourth quarter of 2006 and 1,476,329 ounces for the full year, both above target.

•
Revenue was $231.4 million in the fourth quarter, a 22 percent increase over the same period last year, and the average gold price realized was $615 per ounce of gold sold. Full-year revenue was a record $905.6 million, a 25 percent increase over the same period last year, and the average gold price realized was $604 per ounce of gold sold.

•	Cost of sales per ounce[1] was $317 in the fourth quarter on sales of 375,684 gold equivalent ounces, and $319 for the full-year on sales of 1,510,836 gold equivalent ounces.

•
Net earnings for the fourth quarter were $41.0 million or $0.11 per share (diluted), compared to a net loss of $154.3 million or $0.45 per share in the same period last year. Net earnings for the full-year were a record $165.8 million or $0.47 per share (diluted), compared with a net loss of $216.0 million in the same period last year. Net earnings in the fourth quarter were reduced by $0.01 per share (diluted) as a result of the impairment of certain long-term investments, partially offset by a gain on asset sales.

•
Cash flow from operating activities was $91.2 million in the fourth quarter and $292.0 million for the full-year compared to $23.8 million and $133.7 million for the comparable periods in 2005. The cash position was $154.1 million at December 31, 2006 compared to $97.6 million at December 31, 2005 and total debt was $89.9 million at December 31, 2006 compared to $159.3 million at December 31, 2005.

•	Capital expenditures were $65.3 million in the fourth quarter and $202.9 million for the full-year.

•
Proven and Probable Mineral Reserves at December 31, 2006 increased by 3.1 million ounces of gold, net of 2006 production, to 27.9 million ounces, a 13 percent increase over year end 2005. These amounts do not include the effects of the Bema acquisition.

•
Production[2] for 2007 is expected to be approximately 1.5 million gold equivalent ounces at a cost of sales per ounce[1,2] in the range of $320 to $330. Beyond 2007, gold equivalent production[2] is expected to grow to 1.6 to 1.7 million ounces in 2008 and 1.8 to 1.9 million ounces in 2009. These amounts do not include the effects of the Bema acquisition.

•	The Bema Gold acquisition will close on February 27, 2007, subject to customary closing conditions.

1.	Cost of sales per ounce is calculated by dividing cost of sales as per the financial statements by the number of gold equivalent ounces sold.

2.
Please refer to the risk factors and assumptions set out in our Cautionary Statement on Forward-Looking Information on page 11 of this news release for information related to risks and uncertainties associated with guidance presented in this release.

This past year has been outstanding for Kinross and I am proud of the performance our employees have delivered,” said Tye Burt, President and CEO of Kinross. “This quarter, and indeed 2006, has seen record revenues, cash flow and earnings for the Company. The Kinross team has been completely focused in the drive to meet and exceed our targets.”

“Positive financial results were accompanied by the significant increase in our gold reserves year-over-year. This is due to additions from exploration and soon will be supplemented through the planned acquisition of Bema Gold,” said Burt. “Kinross’ disciplined strategy is paying off for investors.”

“Looking through 2007 and beyond, we will be executing our production and cash flow growth plan as we integrate the Bema acquisition. Kinross has the best growth metrics among the major gold producers as projects like the Paracatu mine expansion in Brazil, Buckhorn mine in Washington State and Kupol mine in Russia are completed. We will also be driving to complete our plan to optimize value at Cerro Casale in Chile. The Kinross team is wholly-committed to building high-quality, low-cost gold production in a balanced geographic portfolio, all for the benefit of shareholders.”

Summary of financial and operating results

	Three months ended December 31,		Years ended December 31,
(dollars in millions, except per share amounts)	2006	2005	2006	2005

Gold equivalent ounces (a) - produced	362,028	378,533	1,476,329	1,608,805
Gold equivalent ounces (a) - sold	375,684	389,037	1,510,836	1,627,675
Metal sales	$231.4	$190.0	$905.6	$725.5
Cost of sales (excludes accretion and reclamation expense, depreciation, depletion and amortization)	$119.2	$110.9	$481.7	$448.1
Accretion and reclamation expense	$1.8	$47.0	$33.5	$56.0
Depreciation, depletion and amortization	$27.1	$37.5	$108.3	$167.7
Operating earnings (loss)	$45.2	$(176.4)	$201.5	$(211.2)
Net earnings (loss)	$41.0	$(154.3)	$165.8	$(216.0)
Earnings (loss) per common share
- basic	$0.11	$(0.45)	$0.47	$(0.63)
- diluted	$0.11	$(0.45)	$0.47	$(0.63)
Cash flow from operating activities	$91.2	$23.8	$292.0	$133.7
Average realized gold price ($/ounce)	$615	$491	$604	$445
Cost of sales per ounce sold	$317	$285	$319	$275

(a)
Gold equivalent ounces include silver ounces converted to gold based on the ratio of the average spot market prices for the commodities for each period. This ratio for the three and twelve months ended December 31, 2006 was 48.74:1 and 52.28:1, respectively, compared with 60.16:1 and 60.79:1, respectively, for the three and twelve months ended December 31, 2005.

(b)	Cost of sales per ounce is calculated by dividing cost of sales as per the financial statements with gold equivalent ounces sold.

Revenue from metal sales increased 25 percent in 2006 over 2005 from $725.5 million to $905.6 million, primarily as a result of higher realized gold prices. This was partially offset by a seven percent reduction in gold equivalent ounces sold. The average realized gold price for the fourth quarter and full-year of 2006 was $615 and $604 per ounce, respectively, compared with $491 and $445 per ounce, in the same respective periods of 2005. The average spot price for the fourth quarter and full-year of 2006 was $614 and $604 per ounce, respectively, compared with $485 and $444 per ounce in the same respective periods in 2005.

Kinross produced 362,028 gold equivalent ounces in the fourth quarter and 1,476,329 gold equivalent ounces for the full-year, both ahead of plan.

2006 Fourth Quarter and Year End Results
Kinross Gold Corporation

The Company sold 375,684 gold equivalent ounces in the fourth quarter and 1,510,836 gold equivalent ounces in 2006, a decrease from the 1,627,675 gold equivalent ounces sold in 2005. The year-over-year reduction was the result of the planned winding down of the Kubaka operations and Kettle River mine. In addition, the Porcupine Joint Venture did not perform to plan. These declines were partially offset by a full year of production from Refugio.

Cost of sales was $317 per ounce for the fourth quarter and $319 per ounce for the year. Cost of sales increased seven percent in 2006 as compared to 2005 largely due to increased fuel, power, labour and other production costs, which impacted mining companies industry-wide. In addition, the strengthening of the Canadian dollar, Brazilian real and Chilean peso against the U.S. dollar in 2006 has increased costs at the Company’s non-U.S. mines.

Kinross recorded accretion and reclamation expense in 2006 of $33.5 million. This includes $21.2 million for increased cost estimates at mines no longer in production, primarily related to the third quarter increase in the fair value estimate of reclamation liabilities at the Company’s DeLamar closure property. In 2005, the Company recorded accretion and reclamation expense of $56.0 million, of which $46.0 million related to increases in fair value estimates at mines no longer in production.

Other items effecting fourth quarter earnings included the gain on the sale of New Britannia (+$8.9 million) and an impairment charge against our investments in St Andrew Goldfields Ltd. and Caledonia Mining Corporation (-$10.5 million).

General and administrative expense was $52.1 million in 2006, compared to $45.3 million in 2005. The increase is primarily related to stock-based compensation expense, higher personnel costs in part associated with new hires and the Canadian dollar strengthening against the U.S. dollar.

Cash flow from operating activities in 2006 increased by $158.3 million, or 118 percent, to $292.0 million, compared to $133.7 million in 2005. The increase in cash flow from operating activities in 2006 was largely due to the higher realized gold price and an increase in accounts payable and accrued liabilities, partially offset by higher costs in 2006 versus 2005.

Operations review and update

Three months ended December 31,
	Gold equivalent ounces
	Produced		Sold		Cost of sales (d)		Cost of sales/oz
	2006	2005	2006	2005	2006	2005	2006	2005
					(in US$ millions)		(in US$ millions)
Fort Knox	72,921	80,643	78,020	83,288	$27.6	$25.6	$354	$307
Round Mountain	75,580	79,452	81,498	75,755	23.2	19.9	285	263
La Coipa	55,801	33,914	57,551	33,364	16.3	10.5	283	315
Crixas	24,401	23,812	21,909	23,947	4.0	3.7	183	155
Paracatu	43,240	48,295	39,027	45,428	11.2	13.6	287	299
Musselwhite	18,004	18,092	17,808	17,630	8.6	6.1	483	346
Porcupine Joint Venture	44,021	40,864	45,250	38,567	15.9	11.6	351	301
Refugio (a)	28,060	19,451	30,196	19,150	9.8	6.7	325	350
Kettle River	—	13,700	—	16,980	—	3.7	—	218
Other operations (b)	—	20,310	4,425	27,942	2.6	9.5	588	340
Corporate and other (c)	—	—	—	6,986	—	—	—	—
Total	362,028	378,533	375,684	389,037	$119.2	$110.9	$317	$285

(a)	The Refugio mine commenced production in late 2005.

(b)	Other operations include ounces produced and sold from Kubaka in 2006.

(c)	Corporate and other includes ounces sold from Lupin and New Britannia, although production is not included since the properties are in closure.

(d)	Cost of sales excludes accretion, depreciation, depletion and amortization.

2006 Fourth Quarter and Year End Results
Kinross Gold Corporation

Years ended December 31,
	Gold equivalent ounces
	Produced		Sold		Cost of sales (d)		Cost of sales/oz
	2006	2005	2006	2005	2006	2005	2006	2005
					(in US$ millions)		(in US$ millions)
Fort Knox	333,383	329,320	342,455	320,798	$102.9	$88.1	$300	$275
Round Mountain	335,115	373,947	349,497	367,581	99.4	93.7	284	255
La Coipa	155,180	125,991	154,192	131,051	47.6	45.4	309	346
Crixas	97,009	96,212	94,986	93,309	17.7	14.1	186	151
Paracatu	174,254	180,522	173,821	177,806	57.7	50.0	332	281
Musselwhite	69,834	79,916	71,405	79,919	31.9	26.4	447	330
Porcupine Joint Venture	156,735	183,976	161,196	179,585	59.9	50.7	372	282
Refugio(a)	116,868	30,580	115,198	30,575	39.3	9.6	341	314
Kettle River	3,978	68,146	3,978	70,123	0.8	18.9	201	270
Other operations (b)	33,973	140,195	40,372	153,138	23.9	51.2	592	334
Corporate and other (c)	—	—	3,736	23,790	0.6	—	161	—
Total	1,476,329	1,608,805	1,510,836	1,627,675	$481.7	$448.1	$319	$275

(a)	The Refugio mine commenced production in late 2005.

(b)	Other operations include ounces produced and sold from Kubaka in 2006.

(c)	Corporate and other includes ounces sold from Lupin and New Britannia, although production is not included since the properties are in closure.

(d)	Cost of sales excludes accretion, depreciation, depletion and amortization.

At the Paracatu mine in Brazil, gold equivalent production in 2006 was three percent lower when compared with 2005 as a result of encountering harder ore with lower grades. Revenue increased to $104.1 million in 2006 from $79.0 million in 2005 due to the higher price of gold. Cost of sales in 2006 increased 15 percent over 2005 primarily due to increased energy, consumables and labour costs and higher production taxes that are directly related to the higher gold price and the 11 percent appreciation of the Brazilian real against the U.S. dollar.

At Round Mountain in Nevada, U.S., gold equivalent production declined 10 percent in 2006 relative to 2005 due to less low-grade stockpile material being available for leaching. Stripping of the pit expansion is now complete and ore from the area is contributing to production resulting in improved grade and recovery rates. Revenue increased 29 percent as a result of higher realized gold price. Cost of sales increased six percent as a result of higher commodity and energy costs and royalties. Increased exploration costs to $5.0 million in 2006 from $2.4 million in 2005 reflect the Company’s commitment to extending the life of the mine.

The Fort Knox mine in Alaska, U.S. increased gold equivalent production slightly in 2006 when compared to 2005 due to the completion of phases IV and V mining and the cessation of production from the True North deposit. Revenue increased 46 percent due to the increased price of gold and a seven percent increase in ounces sold compared to 2005. Cost of sales increased 17 percent mainly due to increases in commodity and energy costs. Exploration spending increased to $1.4 million from $0.6 million in 2005 as the Company continues to look for opportunities to extend the life of the mine. Phase VI of the mine development plan is expected to come into full production in early 2007.

At the Porcupine Joint Venture in Ontario, Canada, gold equivalent production in 2006 was 15 percent lower than in 2005. This was the result of planned lower grades from the Pamour pit due to delayed access to the higher-grade area of the pit and the mine transitioning from the higher-grade Dome Pit, which was closed as planned in December 2005. As a result, gold equivalent sales declined 10 percent from 2005 levels. Revenue from overall sales partially offset this, with a 21 percent increase due to a higher realized gold price. Cost of sales increased 18 percent through the impact of higher energy and commodity costs, and in particular a six percent appreciation of the Canadian dollar against the U.S. dollar year-over-year.

2006 Fourth Quarter and Year End Results
Kinross Gold Corporation

At the La Coipa joint venture in Chile, gold equivalent production increased 23 percent in 2006 compared with 2005 due to the earlier than scheduled processing of material from the Puren pit starting from mid-year 2006. Revenue increased as metal sales were 56 percent higher than 2005, contributing $94.0 million to Kinross and reflecting higher gold and silver prices compared to 2005 as well as the increase in gold equivalent ounces sold. Cost of sales in 2006 increased by five percent in 2006 versus 2005 due to labour costs, the currency exchange rate, unbudgeted mining of remnant ore from Chimberos and higher processing costs for Puren ore.

At the Crixás joint venture mine in Brazil, gold equivalent production, recovery rates and grade remained essentially the same in 2006 and 2005. Higher revenue of $57.0 million in 2006 was a 37 percent increase over 2005, a reflection of higher average gold prices. Cost of sales increased 26 percent year-over-year due to higher consumable prices and an 11 percent appreciation of the Brazilian real against the U.S. dollar.

The Refugio joint venture mine in Chile went into production in October 2005, and achieved its targeted production rate late in the same year. As a result, comparative amounts from 2005 versus 2006 are not meaningful. Revenue of $69.7 million reflects the strong gold price throughout 2006. Cost of sales during 2006 was negatively impacted by increased energy rates and consumable costs.

Gold equivalent production at the Musselwhite joint venture in Ontario, Canada was 13 percent lower in 2006 compared to 2005 as a result of processing fewer tonnes due to reduced labour and equipment availability. Revenue increased by 23 percent, primarily due to the higher realized gold price in 2006. Cost of sales increased by 21 percent due to increased underground development costs, and higher energy and consumable costs as well as a six percent appreciation in the Canadian dollar against the U.S. dollar in 2006, compared with 2005.

At Kubaka in Russia, mining was completed in June 2005, and processing of remnant stockpiles was completed in August 2006. During 2006, the mine sold 40,372 gold equivalent ounces at a cost of sales of $23.9 million. Closure work is in progress.

2006 Mineral Reserve and Resource Update

With respect to Kinross’ Mineral Reserve and Resource Update, please refer to the Mineral Reserve and Resource Statements and accompanying Notes on pages 17 through 20 of this news release.

As at December 31, 2006 Kinross’ total Proven and Probable Mineral Reserves increased to 27.9 million ounces of gold from 24.7 million ounces at December 31, 2005. Gold reserves increased by 3.1 million ounces, net of 2006 production depletion, or 13 percent, year-over-year.

Reserves at Dec. 31, 2005	24.7
Production depletion	(1.6)
Reserve additions	4.8
Reserves at Dec. 31, 2006	27.9

Gold reserves increased at seven properties, including Paracatu, Fort Knox, Refugio and Kettle River. Engineering design optimizations at the reserve gold price of $475 per ounce resulted in additions of 1.4 million ounces and 1.2 million ounces at Paracatu and Fort Knox, respectively. Reserves at Refugio in Chile, increased by 0.6 million ounces due primarily to exploration additions at the Pancho deposit. At Kettle River, reserves increased by 0.9 million ounces as a result of the purchase of the Buckhorn deposit. The complete 2006 Mineral Reserve and Resource Statements are included on pages 17 through 20 of this release.

Kinross’ total Measured and Indicated Mineral Resources at year end 2006 increased to 8.0 million ounces of gold versus 6.1 million ounces of gold at year end 2005. Gold resources increased at five properties, including additions at the Porcupine Joint Venture and Fort Knox. At the Porcupine Joint Venture, in Timmins, 1.4 million ounces were added from increases at the Hollinger, Brulan and Pamour projects. At Fort Knox, resources increased by 0.6 million ounces within a potential pit layback.

2006 Fourth Quarter and Year End Results
Kinross Gold Corporation

Silver reserves at the end of 2006 are 27.8 million ounces estimated using a price of $7.00 per ounce. Gold reserves were estimated using a $475 gold price and resources were estimated using a $525 gold price at year end 2006. Gold reserves and resources at year end 2005 were estimated using a $400 and $450 gold price, respectively.

Project updates and other 2006 developments

With respect to Kinross’ projects, certain risks and uncertainties apply. Please refer to our Cautionary Statement on Forward-looking Information on page 11 of this news release for material assumptions and risk factors associated with these projects.

Update on acquisition of Bema Gold

On November 6, 2006, Kinross announced its acquisition of Bema Gold. The deal is expected to close on February 27, 2007. See news release of February 20, 2007. Kinross will update the production and cost outlook to include Bema, subsequent to the completion of the Bema Gold acquisition.

Paracatu expansion project

Unusually heavy rains over the past few months have slowed progress on the earthworks and civil work, however the project management team and the contractors have plans in place to compensate for time lost. All critical equipment has been ordered and construction support facilities are operational, including the camp, office and medical facilities. Detailed engineering is on schedule and expected to be completed in April. Costs to date are within budget and the project is expected to be completed on time and on budget.

Round Mountain underground project

Development of the exploration drift was completed in November 2006. A drill campaign comprised of approximately 13,700 metres commenced at the end of the third quarter of 2006. The program is expected to be substantially completed by the end of 2007.

Crown/Buckhorn update

The Company received the necessary mine construction permits and site surface excavation commenced at Buckhorn in late September of 2006. Site preparation is underway for construction of the upper portal area and other basic surface infrastructure. The project remains on track for initial production late this year.

State and federal permitting is continuing on the Buckhorn project. Federal permits for the proposed haul road are anticipated for mid-2007. On October 17, 2006, a third party filed an administrative appeal of the water rights and stormwater permits issued by the Washington State Department of Ecology and the reclamation permit issued by the Washington State Department of Natural Resources. The appeal asserts that the permits were improperly issued and that the State prepared Supplemental Environmental Impact Statement supporting the permits is inadequate. While it would be premature to predict the outcome of the appeal at this stage of the proceedings, the Company believes there are substantial defenses to the appeal.

Sale of the New Britannia mine

On September 29, 2006, Kinross entered into a definitive purchase agreement with Pegasus Mines Limited, Piper Capital Inc. (TSX Venture:PCL) (“Piper”) and Garson Resources Ltd. (CNQ:GARR) (“Garson”) to sell its 50 percent interest in the joint venture which holds the New Britannia mine in Northern Manitoba. The mine had completed mining and milling operations in September 2004. Kinross completed the sale in December 2006 for a net gain of approximately $8.9 million.

2006 Fourth Quarter and Year End Results
Kinross Gold Corporation

Outlook

Please refer to the risk factors and assumptions set out in our Cautionary Statement on Forward-Looking Information on page 11 of this news release for information related to risks and uncertainties associated with guidance presented in this release.

The following Outlook relates to Kinross only. Production and cost outlook will be updated to include Bema upon completion of the acquisition.

In 2007, the Company expects gold equivalent production to be approximately 1.5 million ounces and cost of sales to be in the range of $320 - $330 per ounce.

Looking forward, beyond 2007, Kinross’ gold equivalent production is expected to grow to 1.6 to 1.7 million gold equivalent ounces in 2008 and 1.8 to 1.9 million gold equivalent ounces in 2009 as the Paracatu expansion and Buckhorn project come into full production.

Kinross will increase its exploration and business development spending in 2007 to approximately $44 million.

Capital expenditures in 2007 are expected to be approximately $450 million, of which $260 million relates to the Paracatu expansion, $60 million to the Buckhorn project and $100 million to sustaining capital.

In 2007, reclamation spending is expected to be approximately $29 million and general and administrative expense is expected to be approximately $48 million.

It is expected that the Company’s existing cash balances, cash flow from operations and existing credit facilities will be sufficient to fund the exploration, capital and reclamation programs budgeted for 2007.

Exploration and business development

Exploration and business development expense for 2006 was $39.4 million, compared with $26.6 million in 2005, an increase of 48 percent. In 2006, 60 percent of the total expenditure, or $23.6 million, was spent on mine related exploration activity, including $13.5 million at Kinross operated mines and $10.1 million at non-operated joint venture properties. Of the remaining $15.8 million, project exploration accounted for $8.1 million, while business development spending and technical services totaled $7.7 million.

During the fourth quarter, 96,150 metres of drilling was completed for a total on the year of 345,000 metres. This work contributed to the increase of reserves and resources at Refugio, Fort Knox, Paracatu, the Porcupine Joint Venture, La Coipa and Crixas. At Refugio, exploration and definition drilling added 0.6 million ounces to the Pancho orebody reserves. Drilling at Fort Knox confirmed economic heap leach reserves and additional resources, while at Paracatu a campaign on the Albernaz block defined new ore grade mineralization near surface. At our Joint Venture properties, a new Measured and Indicated Mineral Resource was defined on the Hollinger project at the Porcupine Joint Venture, while exploration work at both La Coipa and Crixas continues to yield encouraging results.

In 2006, the Company enhanced its pipeline of greenfields projects and strategic partnerships. The Company entered into an option agreement on the Patrocinio project in Brazil with Verena Minerals and continued to advance the existing option on Monte do Carmo project. The Company optioned out the Hammond Reef project to Brett Resources and acquired an option to earn into the Santa Clara project in El Salvador.

2006 Fourth Quarter and Year End Results
Kinross Gold Corporation

Other income (expense) – net
(in US$ millions)
	Three months ended December 31,		Year ended December 31,
	2006	2005	2006	2005

Interest and other income	$2.0	$1.7	$7.1	$7.0
Interest expense	—	(1.2)	(6.9)	(6.8)
Foreign exchange gain (loss)	0.2	7.4	(9.5)	(14.0)
Non-hedge derivative loss	—	(2.5)	—	(3.2)
Other income (expense) - net	$2.2	$5.4	$(9.3)	$(17.0)

Interest expense

The reduction in interest expense in the fourth quarter of 2006 compared with the same period in 2005 is the result of a reduction in outstanding debt and capitalization of interest to projects. Total long-term debt at December 31, 2006, was $89.9 million compared to $159.3 million at December 31, 2005. The Company capitalized interest of $3.7 million for the year 2006 relating to capital development projects at Fort Knox, Paracatu and Round Mountain.

Foreign exchange

The Company recorded a foreign exchange loss of $9.5 million in 2006, compared with a loss of $14.0 million in 2005. The loss on foreign exchange in 2006 was largely due to the impact of strengthening foreign currencies on net monetary liabilities at the Company’s non-U.S. operations.

Income and mining taxes

For the year ended December 31, 2006, the Company recorded a provision for income and mining taxes of $25.9 million on earnings before taxes of $192.2 million. During the comparable period in 2005, the Company recorded an income and mining tax recovery of $12.9 million on a loss before taxes of $228.2 million.

Liquidity and capital resources

The following table summarizes Kinross’ cash flow activity for the three months and year ended December 31, 2006 and 2005:

Cash flow summary
(in US$ millions)
	Three months ended December 31,		Year ended December 31,
	2006	2005	2006	2005

Cash flow:
Provided from operating activities	$91.2	$23.8	$292.0	$133.7
Used in investing activities	(73.9)	(8.9)	(173.0)	(121.1)
Provided from (used in) financing acitvities	2.3	(0.3)	(64.2)	35.7
Effect of exchange rate changes on cash	(0.3)	1.4	1.7	1.4

Increase in cash and cash equivalents	19.3	16.0	56.5	49.7
Cash and cash equivalents:
Beginning of period	134.8	81.6	97.6	47.9
End of period	$154.1	$97.6	$154.1	$97.6

2006 Fourth Quarter and Year End Results
Kinross Gold Corporation

Operating Activities

Cash flow provided by operating activities was $292.0 million in 2006, compared with $133.7 million in 2005. The difference year-over-year is due to increased earnings, largely as a result of a higher realized gold price and changes in working capital requirements partially offset by higher cost of sales.

Investing Activities

Net cash used in investing activities was $173.0 million in 2006 versus $121.1 million in 2005. This included additions to property, plant and equipment of $202.9 million and $142.4 million in 2006 and 2005, respectively. The following table provides a breakdown of capital expenditures:

Capital expenditures
(in US$ millions)
	Three months ended December 31,		Year ended December 31,
	2006	2005	2006	2005

Operating Segments
Fort Knox	$13.4	$10.0	$49.9	$44.6
Round Mountain	9.6	2.3	28.3	5.9
La Coipa	0.7	2.1	7.8	4.9
Crixas	1.7	1.4	7.8	6.2
Paracatu	23.7	6.9	61.8	21.3
Musselwhite	1.4	2.5	4.7	5.7
Porcupine Joint Venture	5.1	5.2	19.5	24.7
Refugio	1.4	0.9	4.7	26.2
Kettle River	8.1	1.5	16.7	1.7
Other operations	—	—	—	0.2
Corporate & other	0.2	0.1	1.7	1.0
	$65.3	$32.9	$202.9	$142.4

Capital expenditures

Capital expenditures in the fourth quarter included costs related to Paracatu expansion project, Kettle River development and pit development at Fort Knox and Round Mountain.

Capital expenditures in full year 2006 included costs related to accessing the phase VI ore zone at Fort Knox, pit expansion at Round Mountain, ongoing underground development of Hoyle Pond at the Porcupine Joint Venture, the Buckhorn project and the Paracatu mine and mill expansion.

Financing Activities

Net cash of $2.3 million was provided by financing activities in the fourth quarter of 2006, versus a use of $0.3 million in the fourth quarter of 2005. Cash provided by the issuance of net debt was $1.8 million in the fourth quarter of 2006 compared to a net repayment of $0.2 million of debt during in the corresponding period in 2005.

2006 Fourth Quarter and Year End Results
Kinross Gold Corporation

Balance sheet
(in US$ millions)
	As at:
	December 31, 2006		December 31, 2005

Cash and cash equivalents	$154.1		$97.6
Current assets	$293.0		$241.9
Total assets	$2,053.5		$1,698.1
Current liabilities	$207.7		$177.9
Total debt (includes current portion) (a)	$104.8		$176.1
Total liabilities (b)	$585.5		$622.0
Shareholders’ equity	$1,468.0		$1,076.1
Statistics
Working capital	$85.3		$64.0
Working capital ratio (c)	1.41	x	1.36	x

(a)	Includes long-term debt plus the current portion thereof and preferred shares plus current portion of debt.
(b)	Includes preferred shares and non-controlling interest.
(c)	Current assets divided by current liabilities

Cash during the year 2006 increased by $56.5 million to $154.1 million, with cash flow from operating activities offsetting cash used in investing and financing activities. The Company’s net working capital increased $21.3 million to $85.3 million in 2006 primarily as a result of increases in cash and accounts receivable and other assets, along with a decrease in accounts payable and accrued liabilities.

The financial information presented in this media release remains subject to additional review and final year-end closing procedures performed by the Company and the completion of the year-end audit by its external auditors. Kinross expects that its audited financial results will be finalized in March 2007 and the Company will file its financial statements with the securities regulators shortly thereafter.

Conference call details

Kinross will host a conference call to discuss the year end 2006 results on Wednesday, February 21, 2007 at 4:30 pm EST. Details to access the call are as follows:

To access the call, please dial:
Toronto and internationally – 416-644-3420
Toll free in North America – 1-866-250-4892

Replay: (available February 21 to March 7, 2007)
Toronto and internationally – 416-640-1917      Passcode – 21217852#
Toll free in North America – 1-877-289-8525    Passcode – 21217852#

You may also access the conference call on a listen-only basis through via webcast at our website www.kinross.com.

The conference call and webcast will be archived on our website at www.kinross.com.

2006 Fourth Quarter and Year End Results
Kinross Gold Corporation

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this media release, including any information as to our future financial or operating performance, constitute “forward-looking statements” within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this media release. The words “believe”, “expect”, “anticipate”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us as of the date of this media release, are inherently subject to significant business, economic and competitive uncertainties and contingencies which give rise to the possibility that the predictions or projections expressed in such statements will not be achieved. We caution readers to not place undue reliance upon these statements as a number of known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to any material deviation from the material assumptions identified below, as well as: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; and diminishing quantities or grades of mineral reserves. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this media release are qualified by these cautionary statements. We refer the readers to our most recent annual information form, management discussion and analysis and other filings with the securities regulators of Canada and the United States for more details of the risks affecting Kinross.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable laws.

Material assumptions

These forward-looking statements are based on a number of assumptions which may prove to be incorrect, including but not limited to the various assumptions set forth in our most recent annual information form and annual report as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise during the balance of 2006; (2) permitting, development and the expansion project at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at Buckhorn proceeding on a basis consistent with our current expectations; (4) that a long-term lease replacing the short-term lease for the Kupol lands will be obtained from the Russian authorities on a basis consistent with our current expectations; (5) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso and the U.S. dollar will be approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (8) production forecasts meet expectations for the balance of 2006; and 8) the accuracy of our current mineral reserve and mineral resource estimates. Some of the material assumptions made by Kinross involve confidential or particularly sensitive information and, accordingly, Kinross does not believe it is appropriate to disclose such assumptions for competitive or other business reasons.

The technical information about the Company’s material mineral properties contained in this media release has been prepared under the supervision of Mr. Rob Henderson an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Key sensitivities

Approximately 55-60 percent of our operating costs are denominated in U.S. dollars.
A 10 percent change in foreign exchange could result in an approximate $12 impact in cost of sales per ounce.
A $10 change in the price of oil could result in an approximate $3 impact on cost of sales per ounce.

2006 Fourth Quarter and Year End Results
Kinross Gold Corporation

About Kinross Gold Corporation

Kinross, a Canadian-based gold mining company, is the fourth largest primary gold producer in North America and the eighth largest in the world. With eight mines in Canada, the United States, Brazil and Chile, Kinross employs more than 4,000 people.

Kinross maintains a strong balance sheet and a no gold hedging policy. Kinross is focused on a strategic objective to maximize net asset value and cash flow per share through a four-point plan built on growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

For additional information, e-mail info@kinross.com or contact:

Investor Relations Contact:	Media Contact:
Tracey Thom	James Toccacelli
Director, Investor Relations	Senior Vice President, Communications
& Corporate Communications	(416) 365-7129
(416) 365-1362	james.toccacelli@kinross.com
tracey.thom@kinross.com

2006 Fourth Quarter and Year End Results
Kinross Gold Corporation

Consolidated balance sheets
(unaudited)
(expressed in millions of U.S. dollars, except share amounts)
As at December 31
	2006	2005
Assets
Current assets
Cash and cash equivalents	$154.1	$97.6
Restricted cash	1.3	1.3
Accounts receivable and other assets	38.1	27.8
Inventories	99.5	115.2
	293.0	241.9
Property, plant and equipment	1,331.0	1,064.7
Goodwill	293.4	321.2
Long-term investments	25.8	21.2
Future income and mining taxes	29.4	—
Deferred charges and other long-term assets	80.9	49.1
	$2,053.5	$1,698.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$161.0	$132.2
Current portion of long-term debt	17.9	9.4
Current portion of reclamation and remediation obligations	28.8	36.3
	207.7	177.9
Long-term debt	72.0	149.9
Reclamation and remediation obligations	139.6	139.6
Future income and mining taxes	143.8	129.6
Other long-term liabilities	7.5	7.9
Redeemable retractable preferred shares	—	2.7
	570.6	607.6
Commitments and contingencies
Non-controlling interest	—	0.3
Convertible preferred shares of subsidiary company	14.9	14.1
Common shareholders’ equity
Common share capital and common share purchase warrants	2,001.7	1,777.6
Contributed surplus	54.6	52.6
Accumulated deficit	(587.1)	(752.9)
Cumulative translation adjustments	(1.2)	(1.2)
	1,468.0	1,076.1
	$2,053.5	$1,698.1

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	362,704,112	345,417,147

2006 Fourth Quarter and Year End Results
Kinross Gold Corporation

Consolidated statements of operations
(unaudited)
(expressed in millions of U.S. dollars, except per share amounts)
For the years ended December 31

	2006	2005	2004

Revenue
Metal sales	$905.6	$725.5	$666.8

Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)	481.7	448.1	402.4
Accretion and reclamation expenses	33.5	56.0	21.4
Depreciation, depletion and amortization	108.3	167.7	170.1
	282.1	53.7	72.9
Other operating costs	26.0	14.3	25.8
Exploration and business development	39.4	26.6	20.4
General and administrative	52.1	45.3	36.4
Impairment charges:
Goodwill	—	8.7	12.4
Property, plant and equipment	—	171.9	46.1
Investments and other assets	10.5	4.1	1.4
Gain on disposal of assets and investments - net	(47.4)	(6.0)	(1.7)
Operating earnings (loss)	201.5	(211.2)	(67.9)

Other expense - net	(9.3)	(17.0)	(6.2)
Earnings (loss) before taxes and other items	192.2	(228.2)	(74.1)

Income and mining taxes recovery (expense)	(25.9)	12.9	11.5
Non-controlling interest	0.3	0.1	0.3
Dividends on convertible preferred shares of subsidiary	(0.8)	(0.8)	(0.8)
Net earnings (loss)	$165.8	$(216.0)	$(63.1)

Earnings (loss) per share
Basic	$0.47	$(0.63)	$(0.18)
Diluted	$0.47	$(0.63)	$(0.18)
Weighted average number of common shares outstanding (millions)
Basic	$352.1	$345.2	$346.0
Diluted	$353.2	$345.2	$346.0

2006 Fourth Quarter and Year End Results
Kinross Gold Corporation

Consolidated statements of cash flows
(unaudited)
(expressed in millions of U.S. dollars)
For the years ended December 31
	2006	2005	2004

Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$165.8	$(216.0)	$(63.1)
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Accretion and reclamation expense	33.5	56.0	21.4
Depreciation, depletion and amortization	108.3	167.7	170.1
Impairment charges:
Goodwill	—	8.7	12.4
Property, plant and equipment	—	171.9	46.1
Investments and other assets	10.5	4.1	1.4
Gain on disposal of assets and investments - net	(47.4)	(6.0)	(1.7)
Future income and mining taxes	0.9	(15.0)	(29.3)
Deferred revenue recognized	—	—	(6.3)
Non-controlling interest	(0.3)	(0.1)	—
Stock-based compensation expense	10.4	3.1	1.8
Unrealized foreign exchange losses and other	0.9	1.9	1.3
Changes in operating assets and liabilities:
Accounts receivable and other assets	(10.1)	2.7	4.2
Inventories	13.5	(9.9)	(19.3)
Accounts payable and other current liabilities	6.0	(35.4)	22.2
Cash flow provided from operating activities	292.0	133.7	161.2
Investing:
Additions to property, plant and equipment	(202.9)	(142.4)	(169.5)
Crown Resources Corporation transaction costs - net	(0.6)	—	(261.2)
Proceeds on sale of marketable securities	—	0.6	0.7
Proceeds on sale of long-term investments and other assets	33.7	19.8	14.6
Additions to long-term investments and other assets	(13.9)	(16.9)	(26.4)
Proceeds from the sale of property, plant and equipment	10.7	10.4	1.5
Disposals of (additions to) short-term investments	—	7.3	(5.7)
Decrease in restricted cash	—	0.1	3.7
Cash flow used in investing activities	(173.0)	(121.1)	(442.3)
Financing:
Issuance of common shares	7.6	1.9	3.1
Repurchase of common shares	—	—	(11.8)
Debt issue costs	(2.5)	(0.5)	(1.4)
Proceeds from issuance of debt	35.3	50.5	119.5
Repayment of debt	(104.6)	(16.2)	(26.8)
Cash flow provided from (used in) financing activities	(64.2)	35.7	82.6
Effect of exchange rate changes on cash	1.7	1.4	0.6
Increase (decrease) in cash and cash equivalents	56.5	49.7	(197.9)
Cash and cash equivalents, beginning of year	97.6	47.9	245.8
Cash and cash equivalents, end of year	$154.1	$97.6	$47.9

2006 Fourth Quarter and Year End Results
Kinross Gold Corporation

2006/Q4 Operating Summary

		Ore			Gold equiv.	Gold equiv.			Capital
Mine	Ownership	processed [1]	Grade	Recovery [2]	production	sold	Cost of sales		expenditures
		(000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)
North America
Fort Knox	100%	13,462	0.90	85.7%	333,383	342,455	$102.9	$300	$49.9
Round Mountain	50%	43,436	0.65	—	335,115	349,497	$99.4	$284	$28.3
Porcupine	49%	4,218	2.55	92.5%	156,735	161,196	$59.9	$372	$19.5
Musselwhite	32%	1,301	5.51	95.4%	69,834	71,405	$31.9	$447	$4.7

South America
Paracatu	100%	18,137	0.39	76.8%	174,254	173,821	$57.7	$332	$61.8
La Coipa [3]	50%	5,126	0.95	79.4%	155,180	154,192	$47.6	$309	$7.8
Crixas	50%	790	7.98	95.3%	97,009	94,986	$17.7	$186	$7.8
Refugio	50%	14,721	0.70	—	116,868	115,198	$39.3	$341	$4.7

1.	Ore processed is to 100%, production and costs are to Kinross’ account.

2.	Due to the nature of the heap leach operations at Round Mountain and Refugio, recovery rates cannot be accurately measured.

3.	La Coipa silver grade and recovery were 94.31 g/t and 64.4%, respectively.

nm - not meaningful

2006 Fourth Quarter and Year End Results
Kinross Gold Corporation

PROVEN & PROBABLE MINERAL RESERVES (1,3,5,6,7)

GOLD

MINERAL RESERVE AND RESOURCE STATEMENT										Gold Price (US$/oz)		$ 475
Kinross Gold Corporation’s Share at December 31, 2006
				Proven			Probable			Proven and Probable
Property		Location	Kinross Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	(g/t)	(x 1,000)
NORTH AMERICA
Musselwhite	[11]	Canada	31.9%	1,267	5.87	239	1,504	6.74	326	2,771	6.34	565
Porcupine JV	[11]	Canada	49%	12,983	1.40	586	17,186	2.03	1,123	30,169	1.76	1,709
Fort Knox	[13]	USA	100%	85,704	0.46	1,270	73,969	0.60	1,435	159,673	0.53	2,705
Kettle River	[9,16]	USA	100%	39	11.17	14	1,814	15.98	932	1,853	15.88	946
Round Mountain	[14]	USA	50%	36,706	0.72	845	65,843	0.52	1,107	102,549	0.59	1,952
SUBTOTAL				136,699	0.67	2,954	160,316	0.96	4,923	297,015	0.82	7,877

SOUTH AMERICA
Crixas	[10]	Brazil	50%	1,647	4.57	242	1,005	5.91	191	2,652	5.08	433
Paracatu		Brazil	100%	1,180,809	0.41	15,394	81,264	0.38	995	1,262,073	0.40	16,389
La Coipa	[12]	Chile	50%	7,003	1.43	323	3,133	1.08	109	10,136	1.33	432
Refugio		Chile	50%	69,771	0.80	1,789	41,554	0.70	931	111,325	0.76	2,720
SUBTOTAL				1,259,230	0.44	17,748	126,956	0.55	2,226	1,386,186	0.45	19,974
TOTAL GOLD				1,395,929	0.46	20,702	287,272	0.77	7,149	1,683,201	0.51	27,851

SILVER

MINERAL RESERVE AND RESOURCE STATEMENT										Silver Price (US$/oz)		$ 7.00
Kinross Gold Corporation’s Share at December 31, 2006
				Proven			Probable			Proven and Probable
Property		Location	Kinross Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	(g/t)	(x 1,000)
SOUTH AMERICA
La Coipa	[12]	Chile	50.0%	7,003	84.5	19,033	3,133	86.9	8,750	10,136	85.3	27,783
SUBTOTAL				7,003	84.5	19,033	3,133	86.9	8,750	10,136	85.3	27,783
TOTAL SILVER				7,003	84.5	19,033	3,133	86.9	8,750	10,136	85.3	27,783

Rounding differences may occur

2006 Fourth Quarter and Year End Results
Kinross Gold Corporation

MEASURED & INDICATED MINERAL RESOURCES
(excludes Proven & Probable Reserves) (2,3,4,6,7,8)

GOLD

MINERAL RESERVE AND RESOURCE STATEMENT										Gold Price (US$/oz)		$ 525
Kinross Gold Corporation’s Share at December 31, 2006
				Measured			Indicated			Measured and Indicated
Property		Location	Kinross Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	(g/t)	(x 1,000)
NORTH AMERICA
Musselwhite	[11]	Canada	31.9%	403	5.40	70	666	5.65	121	1,069	5.56	191
Porcupine JV	[11]	Canada	49%	3,424	2.02	222	34,793	1.72	1,926	38,217	1.75	2,148
Fort Knox	[13]	USA	100%	9,653	0.68	210	61,631	0.69	1,363	71,284	0.69	1,573
Round Mountain	[14]	USA	50%	4,353	0.74	103	7,500	0.66	160	11,853	0.69	263
SUBTOTAL				17,833	1.06	605	104,590	1.06	3,570	122,423	1.06	4,175
SOUTH AMERICA
Crixas	[10]	Brazil	50%	—	—	—	114	3.55	13	114	3.55	13
Gurupi	[17]	Brazil	100%	—	—	—	47,050	1.08	1,632	47,050	1.08	1,632
Paracatu		Brazil	100%	48,476	0.35	545	19,003	0.29	177	67,479	0.33	722
La Coipa	[12]	Chile	50%	7,232	0.87	203	4,234	1.19	161	11,466	0.99	364
Refugio		Chile	50%	15,790	0.72	367	26,685	0.67	578	42,475	0.69	945
SUBTOTAL				71,498	0.49	1,115	97,086	0.82	2,561	168,584	0.68	3,676
ASIA
Kubaka	[15]	Russia	98.1%	—	—	—	376	13.07	158	376	13.07	158
SUBTOTAL				—	—	—	376	13.07	158	376	13.07	158
TOTAL GOLD				89,331	0.60	1,720	202,052	0.97	6,289	291,383	0.85	8,009

SILVER

MINERAL RESERVE AND RESOURCE STATEMENT										Silver Price (US$/oz)		$ 8.00
Kinross Gold Corporation’s Share at December 31, 2006
				Measured			Indicated			Measured and Indicated
Property		Location	Kinross Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	(g/t)	(x 1,000)
SOUTH AMERICA
La Coipa	[12]	Chile	50.0%	7,232	31.5	7,313	4,234	25.7	3,494	11,466	29.3	10,807
SUBTOTAL				7,232	31.5	7,313	4,234	25.7	3,494	11,466	29.3	10,807
ASIA
Kubaka Area	[15]	Russia	98.1%	—	—	—	376	14.3	173	376	14.3	173
SUBTOTAL				—	—	—	376	14.3	173	376	14.3	173
TOTAL SILVER				7,232	31.5	7,313	4,610	24.7	3,667	11,842	28.8	10,980

Rounding differences may occur

STATEMENT OF INFERRED RESOURCES

In addition to the reported Measured and Indicated Mineral Resources estimated at a gold price of $525, Inferred Mineral Resources of gold total 130,658,000 tonnes at an average grade of 0.92 grams per tonne gold. Inferred Mineral Resources of silver total 754,000 tonnes at an average grade of 26.6 grams per tonne using a $8.00 silver price.

2006 Fourth Quarter and Year End Results
Kinross Gold Corporation

NOTES - 2006 MINERAL RESERVE & RESOURCE STATEMENTS

(1)
Unless otherwise noted, the Company’s reserves are estimated using appropriate cut-off grades derived from an assumed gold price of $US 475 per ounce, and a silver price of $US 7.90 per ounce. Reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Reserves are reported in contained units and are estimated based on the following foreign exchange rates:

$CAD to $US	1.23
Rubles to $US	28.00
Chilean Peso to $US	580.00
Brazilian Reais to $US	2.62

(2)
Unless otherwise noted, the Company’s resources are estimated using appropriate cut-off grades derived at a gold price of $US 525 per ounce, a silver price of $US 8.75 per ounce and the following foreign exchange rates:

$CAD to $US	1.23
Rubles to $US	28.00
Chilean Peso to $US	580.00
Brazilian Reais to $US	2.62

(3)
The Company’s reserves and resources as at December 31, 2006 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s National Instrument 43-101 (“the Instrument”) requirements.

(4)
Cautionary note to US investors concerning estimates of Measured, Indicated and Inferred Resources. US investors are advised that use of the terms “Measured Resource”, “Indicated Resource” and “Inferred Resource” are recognized and required by Canadian Securities regulations. These terms are not recognized by the U.S. Securities and Exchange Commission. U.S. investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

(5)	The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 applied in the United States by the Securities and Exchange Commission.

(6)
Mineral resource and reserve estimates were completed under the supervision of Mr. R. Henderson, P. Eng, an officer of Kinross, who is a qualified person as defined by Canada’s National Instrument 43-101.

(7)
The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate reserves and resources. Independent data verification has not been performed.

(8)	Resources, unlike reserves, do not have demonstrated economic viability.

(9)	Undeveloped property, development assumes successful permitting allowing mining operations to be conducted.

(10)
The mine is operated by AngloGold Ashanti Ltd. Mineral reserves are reported at a gold price of $US 550 per ounce. Mineral resources are reported at a gold price of $US 650 per ounce. Mineral Resources and reserves are reported using the following foreign exchange rate: Brazilian Reais to $US 2.20

(11)	Operated by Goldcorp Inc. and assumes the following commodity prices and foreign exchange rates:

   Reserves - Gold price of $US 450 per ounce, Silver price of $US 7.00 per ounce
   Resources - Gold price of $US 525 per ounce, Silver price of $US 8.00 per ounce
   $CAD to $US 1.15

(12)	Operated by Goldcorp Inc. and assumes the following commodity prices and foreign exchange rates:

   Reserves - Gold price of $US 450 per ounce, Silver price of $US 7.00 per ounce
   Resources - Gold price of $US 525 per ounce, Silver price of $US 8.00 per ounce
Chilean Peso to $US 550.00

(13)
Includes mineral resources and reserves from the Fort Knox heap leach project which requires successful permitting. Includes mineral resources from the undeveloped Gil deposit in which the company holds an 80% interest.

(14)
Includes mineral reserves and resources from the undeveloped Gold Hill deposit, exploitation of which is dependent on successful permitting. For the Gold Hill Project, mineral reserves are reported at a gold price of $US 400 per ounce. Mineral resources are reported at a gold price of $US 450 per ounce. Mineral resources and reserves are reported using the following foreign exchange rate: $CAD to $US 1.25

(15)
Includes mineral resources from the Birkachan and Tsokol deposits. Mining at Birkachan and Tsokol will require successful permitting. For the Tsokol and Birkachan Projects, mineral resources are reported at a gold price of $US 450 per ounce and a silver price of $US 7.00 per ounce using the following foreign exchange rate: Rubles to $US 29.00

(16)
Includes mineral reserves and resources from the undeveloped Buckhorn Mountain deposit, exploitation of which is dependent on successful permitting. Inferred resources at Buckhorn are reported at cut-off grades derived from an assumed gold price of $US 475 per ounce.

(17)
Mining at Gurupi will require successful permitting. For the Gurupi Project, mineral resources are reported at a gold price of $US 450 per ounce. Mineral resources and reserves are reported using the following foreign exchange rate: Brazilian Reais to $US 3.00

2006 Fourth Quarter and Year End Results
Kinross Gold Corporation

RESERVE & RESOURCE DEFINITIONS

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

2006 Fourth Quarter and Year End Results
Kinross Gold Corporation